MYOS RENS TECHNOLOGIES INC.

45 Horsehill Road, Suite 106

Cedar Knolls, NJ 07927

October 13, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attention: Laura Crotty, Staff Attorney

Re:	MYOS RENS Technologies, Inc.
Registration Statement on Form S-4
File No. 333-248566
ACCELERATION REQUEST

Dear Ms. Crotty:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, MYOS RENS Technologies, Inc. (the “Registrant”) hereby requests that its Registration Statement on Form S-4 (File No. 333-248566), as amended (the “Registration Statement”), be declared effective at 4:00 p.m. Eastern Daylight Time on October 15, 2020, or as soon as practicable thereafter.

The Registrant hereby authorizes David N. Feldman of Hiller, P.C. to orally modify or withdraw this request for acceleration.

We request that we be notified of such effectiveness by a telephone call to Mr. Feldman at (516) 637-2792.

Best Regards,

MYOS RENS TECHNOLOGIES, INC.

By: /s/ Joseph Mannello
Joseph Mannello
Chief Executive Officer

cc: David N. Feldman, Hiller, P.C.